Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-135848


                                   PROSPECTUS

                          MONTEREY GOURMET FOODS, INC.

                        3,126,200 SHARES OF COMMON STOCK

                             ----------------------

     This prospectus relates to the resale of shares of common stock previously issued or to be issued by Monterey Gourmet Foods, Inc. to certain investors in connection with unrelated private placements that closed on January 12 and June 27, 2006. As part of each private placement, we entered into an agreement with the selling stockholders with respect to the registration of the resale of the shares of our common stock (including shares issuable upon exercise of outstanding warrants) that we issued and sold to the selling stockholders.

     We will not receive any proceeds from the sale of the shares.

     The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

     Our common stock is traded on the NASDAQ Global Market under the symbol "PSTA." On August 2, 2006, the closing sale price of the common stock on NASDAQ was $5.28 per share. You are urged to obtain current market quotations for the common stock.

                             ----------------------

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

                             ----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                 The date of this prospectus is August 4, 2006.

================================================================================
                                TABLE OF CONTENTS

                                                                      Page
                                                                     ------
         Prospectus Summary                                             2
         The Offering                                                   3
         Risk Factors                                                   3
         Special Note Regarding Forward-Looking Information             7
         Use Of Proceeds                                                8
         Selling Stockholders                                           8
         Plan Of Distribution                                          10
         Legal Matters                                                 11
         Experts                                                       11
         Where You Can Find More Information                           12
         Incorporation Of Certain Documents By Reference               12

                               PROSPECTUS SUMMARY

     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                          MONTEREY GOURMET FOODS, INC.

     We were incorporated in the state of California in 1989 and reincorporated in Delaware in 1996. Our principal executive offices are located at 1528 Moffett Street, Salinas, CA 93950, our telephone number is (831) 753-6262, and our Internet address is www.montereygourmetfoods.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to "Monterey," "we," "us," and "our" refer to Monterey Gourmet Foods, Inc. and our subsidiaries.

     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

         We produce and market premium quality refrigerated gourmet foods, including pastas, gnocchi, pasta sauces, prepared entrees, salsas, dips, hummus, polenta, soups, cheeses, spreadable cheeses, and gourmet sausages, emphasizing superior flavors and innovative products. We seek to build brand recognition and customer loyalty through a marketing program that focuses on developing multiple points of sale for our products and increasing consumer awareness of them through in-store sampling and advertising and cooperative advertising with our wholesale customers.

         The U.S. retail market for refrigerated specialty foods is fragmented and growing, with many national, regional and local competitors. We believe we can succeed in this market by offering higher quality, upscale products with superior flavor profiles, and that we can leverage our existing presence in club stores and retail grocery chain stores to gain distribution of our other gourmet food products.

         We sell our products through leading grocery store chains, including Albertson's, King Soopers, Safeway, Fred Meyer, Kroger, Raley's, Trader Joe's, Wegmans, Dominick's, Hannaford Brothers, Shop Rite, Jewel, Publix and QFC, and warehouse club stores including Costco Wholesale, Sam's Club, a division of Wal-Mart, and BJ's. As of December 31, 2005, approximately 10,100 grocery and club stores offered Monterey Gourmet Foods' products.

         The success of our sales efforts will depend largely on four key factors:

    o Whether grocery and club store chains will continue to increase the number of their stores offering our products;
    o Whether we can continue to increase the number of grocery and club store chains offering our products;
    o Whether we continue to introduce new products that meet consumer acceptance; and
    o Whether we can continue to diversify into other complementary businesses and leverage our strengths to continue to grow revenues and profits at levels attractive to our investors.

         Grocery and club store chains continually re-evaluate the products carried in their stores, and we cannot be certain that the chains currently offering our products will continue to do so in the future.

                                  THE OFFERING

Common stock offered by selling stockholders       3,126,200 shares

Use of proceeds                                    Monterey Gourmet Foods, Inc.
                                                   will not receive any proceeds
                                                   from the sale of shares in
                                                   this offering. For more
                                                   information, see "Use of
                                                   Proceeds" on page 8.

NASDAQ Global Market symbol                        PSTA


                                  RISK FACTORS

     Investing in our common stock involves significant risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below include all material risks that we know of, but they may not be the only risks facing our company. Additional unforeseeable risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you could lose all or part of the money you paid to buy our common stock.

        Risks Relating to Our Future Profitability, Our Financial Results
                             and Need For Financing

         Because we have a history of losses and our future profitability is uncertain, our common stock is a speculative investment.

         We reported a loss for the years 2004 and 2005 and, at December 31, 2005, had an accumulated deficit of $6,438,000. We cannot assure you that we will generate profits in the short or long term.

         We may be unable to generate sufficient cash from operations and our existing credit facilities to pay our expected normal operating and capital expenditures during 2006, and have obtained equity financing to give further assurance.

         Although we believe that our current cash balances, operations, and bank lines of credit will provide adequate liquidity to meet our planned capital and operating requirements for normal operations and capital expenditures through the 2006 calendar year, we must pay $2.5 million in principal on our outstanding loans in 2006, an amount which is greater than the cash generated from our operations in 2005. This uncertainty over our ability to fund current operations and planned improvements and to make required debt payments was one of the reasons why we sought and obtained outside net equity financing of approximately $11.7 million through the private sale of the shares which are being resold pursuant to this prospectus.

         We have recorded large amounts of goodwill and intangible assets from recent acquisitions made to diversify our product lines; we have not completed the successful integration of these acquired businesses into ours, and a decline in revenues from one of the acquired businesses could lead to goodwill impairment and a charge against earnings.

         Over the last three years, the Company has acquired four new subsidiaries. A major reason for the acquisitions was to diversity our gourmet food product lines. Each acquisition has brought new product lines, management talents and skills, and customers. We are in the process of integrating these acquisitions onto one financial platform, and have no assurance that our acquisition strategy will be profitable in the near or long term. We have identified other synergies, such as selling and distribution opportunities, which we believe will increase sales and reduce costs. However, we cannot guarantee that any of these synergies will be achieved or improve our profitability. In addition, we have recorded net intangible assets of $11.1 million and goodwill of $12.0 million as part of the acquisitions. Some of these intangible assets are amortized over a certain amount of time. If these assets become impaired, the assets will be expensed in the periods they become impaired, with consequent impact on our profitability. In the fourth quarter 2005, sales to the two largest customers of our subsidiary Casual Gourmet declined significantly. Although revenues from these two customers have since increased, we could be forced to make a charge against earnings in order, as required by applicable accounting rules, to record the impairment of the goodwill and or intangible assets that have previously been recorded.

         We have recognized a material weakness in our internal controls. If we are unable to correct the material weakness, the accuracy of our financial statements may be in question.

         Our management evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act as of December 31, 2005. Based on that evaluation, we concluded that, because of material weaknesses in our internal controls, our disclosure controls and procedures were not fully effective as of December 31, 2005. If this weakness cannot be rectified, our financial statement accuracy may be at risk.

         A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company. The material weaknesses which we identified as of December 31, 2005 were as follows:

    o Following the annual audit of our consolidated financial statements for the year ended December 31, 2005, a number of post closing adjustments were identified and recorded. These adjustments were not detected by the Company's system of internal controls and affected several financial statement accounts, including cash, accounts receivable, inventory and accrued liabilities. These deficiencies resulted, we believe, partly due to the workload placed on our existing financial staff to address the increasing requirements of regulatory compliance and additional work created from our most recent acquisitions. The aggregate size of these adjustments indicated a material weakness in our internal controls over financial reporting.

    o In addition, we did not detect an error relating to deferred tax associated with acquisitions in our annual income tax provision. This error arose in part due to the complexities relating to the deferred tax liabilities associated with the acquisitions. This error in the preparation of our income tax provision and related deferred tax assets and liabilities indicated a material weakness in our internal controls over financial reporting.

         We believe that actions we have taken since December 31, 2005, and additional actions to be taken later in 2006, will correct the material weaknesses in internal control over financial reporting. Some of these remediation actions are:

    o As of December 31, 2005, due to medical disability and unanticipated departures of personnel, we employed only two full-time accountants and one part-time accountant. As of March 15, 2006, we had replaced or hired additional qualified accountants to bring our accounting staff to five full-time and one part-time employees.
    o We are implementing enhanced control processes over accounting for our subsidiaries.
    o We are enhancing internal reporting from our financial systems, including general ledger reporting and consolidating entries.
    o We have engaged a third party tax specialist to provide quality control and tax expertise outside of the firm that prepares our tax return.
    o We have engaged other specialists to provide support for reporting of technical areas.
    o    We are reviewing the process by which our tax provision is prepared.

         Inflation has significantly increased our costs.

         The increased cost of dairy ingredients had a material impact on our operations during 2005. Freight rate increases related to fuel surcharges have impacted our financial performance as we ship and source raw ingredients from across the country. Medical benefits continued to increase at rates higher than the price index. Energy costs such as electricity and natural gas have significantly increased and we are projecting additional increases during 2006. Increases in labor, employee benefits, freight, ingredients and packaging, rents and other operating expenses have adversely affected our profitability and may continue to impact us in future periods. We cannot predict whether such increases will occur in the future or their magnitude if they do occur. Also, we cannot predict if we can pass these higher costs along to our customers.

              Risks Relating to Our Industry, Business and Strategy

         We face special risks inherent in the refrigerated food products industry.

         We face all of the risks inherent in the production and distribution of refrigerated food products, including contamination, adulteration, spoilage, and the associated risks of product liability litigation, which may occur even with an isolated event. Although we have modern production facilities, and have obtained USDA approval for them, and employ what we believe are the necessary processes and equipment in order to insure food safety, we cannot assure you that our procedures will be adequate to prevent the occurrence of such events.


         Consumer food preferences often change rapidly, and our success depends upon anticipating and responding to them correctly.

         Consumer preferences change, sometimes quickly, and the success of our food products depends on our ability to identify the tastes and dietary habits of consumers and offer products that appeal to their preferences. We introduce new products and improved products, and incur development and marketing costs associated with new products. If the products fail to meet consumer preferences, then our strategy to grow sales and profits with new products will be less successful. Recent attention to low carbohydrate diets by certain segments of the U.S. population has affected the consumption of pasta, and pasta sales have declined as a percentage of grocery sales in the U.S. As American consumers seek new ways to reduce their intake of carbohydrates, we have developed products to address these changing preferences. Towards the end of 2004, the low-carbohydrate diet trend decreased and the trend has been towards whole grains and less refined products. We have developed whole wheat pasta products that meet this new trend. However, we cannot assure you that these new products will meet the changing demands of consumers.


         We depend heavily on two major customers who account for more than half of our revenues; the loss of either of them would materially adversely affect our financial results.

         During 2005, two of our customers, Costco and Wal-Mart (including its subsidiary, Sam's Club), accounted for 45% and 17%, respectively, of total revenues. We currently sell products to eight separate US Costco regions and its international regions which currently make purchasing decisions independently of one another. These regions re-evaluate, on a regular basis, the products carried in their stores. We have no assurance that these Costco regions will continue to offer our products in the future or continue to allocate Monterey Gourmet Foods the same amount of shelf space. Nor do we have assurance that Sam's Club will continue to carry our products. Loss of either of these customers, Costco or Sam's Club, or a significant reduction in sales to either, would have a material adverse effect on our operations.


         The success of our acquisition strategy depends upon retaining our senior management and other key employees, including management of acquired subsidiaries.

         Our success depends on our ability to retain key executives, and to motivate and retain them and other key employees. Our CEO James Williams and CFO Scott Wheeler joined the Company in 2002 and 2003. We currently have a $500,000 key man insurance policy for Mr. Williams. Part of our acquisition strategy is to maintain the current management of acquired companies and to motivate them appropriately to help recognize and garner synergies and grow their respective companies. The managers of our subsidiaries CIBO, Casual Gourmet, and Sonoma Foods have employment contracts to help insure the growth of these acquisitions. We cannot assure you that key management will remain stable, and significant management turnover could disrupt our operations and adversely affect our business.

         Our results are affected by marketing decisions of our grocery and club store chain customers that are beyond our control.

         Our future success will depend on many factors, including whether grocery and club store chains will continue to expand the number of their individual stores offering our products and whether allowances and other incentives will expand retail distribution. Expansion into new markets increases the risk of significant product returns resulting from our supply of slower selling items to our customers. In addition, grocery and club store chains continually re-evaluate the products carried in their stores and we cannot assure you that the chains currently offering our products will continue to do so, either in the same measure or at all. Should these channels choose to reduce or eliminate products, we could experience a significant reduction in product sales. We are dependent on the use of slotting allowances and other incentives to expand retail distribution.

         Because we are a manufacturer of food products, we expect that our quarterly results will be affected by seasonal fluctuations.

         Our grocery and club store accounts are expected to experience seasonal fluctuations to some extent with a corresponding impact upon quarterly results.

         Our principal competitors are much larger companies with far greater resources.

         The refrigerated food products business is dominated by several very large competitors, who have significantly greater resources than we do. These competitors can outspend us and negatively affect our market share and results of operations.

         We depend upon common carriers to ship our products to our customers; our shipping costs and the dependability of our carriers are therefore beyond our control.

         We use common carriers to distribute our products. Any disruption in our distribution system or increase in its costs is therefore beyond our control and could have a material adverse impact on our business.

         Our energy costs are aggravated by our California location and by recent natural disasters.

         Because the majority of our operations are located in California, our operating costs are affected by regional increases in electricity and natural gas prices. As a result, our operating results have been affected by the increased cost of energy and, in addition, natural disasters, such as hurricane Katrina, can impact the availability and pricing of energy.

         Our Salinas, California plants are operating below planned capacity and are thus a drag on earnings.

         Our two plants in Salinas, California are currently operating below planned capacity; this increases our costs of producing products in these plants. If sales of products produced at these plants do not increase or additional costs cannot be reduced, these products will remain unprofitable and will impact our future earnings. In response to this lower than required sales volume out of these plants, we announced a plan to close the smaller of these two operating plants. We will incur costs to close the plant and move equipment to other locations.

         We partially self-insure our worker's compensation liabilities for our California and Oregon facilities, and do not yet have sufficient historical claims resolution data to confirm projected savings from this program.

         Our California and Oregon locations entered into a partially self-insured worker's compensation program for fiscal year 2003 and have continued the program into 2006. This program features a fixed annual payment, with a deductible on a per occurrence basis. The annual expense consists of a base fee paid to an insurance company to administer the program, direct cash expenses to pay for injuries, an estimate for potential injuries that may have occurred but have not been reported, an estimate by the insurance company of costs to close out each injury, and an estimate for injury development. We have been on this partially self-insured program for three years and therefore have a limited history of claims resolution available to support our specific actuarial projections. Therefore we are using published industry actuarial data from an insurance carrier and reviewing each claim individually to determine the amount of reserves that should be established. Our management believes that our current safety program and safety record will provide the foundation to enable us to realize the premium savings partially self-insured programs are designed to achieve; however, our estimated reserves may vary from our actual future cash outlays.

                        Risk Relating to Our Stock Price

         The price of our common stock has been volatile, both historically and recently, and is affected by our announcements of both expected and actual results.

         The market price of our common stock has fluctuated substantially since our initial public offering in 1993. Such volatility may be attributable in part to our operating results or to changes in the direction of our expansion efforts. During 2006, our stock price has increased as the result, we believe, of positive earnings results and announcements, and decreased following the announcement of the transaction which led to the sales of shares to the Selling Stockholders at a per share price below the current market price. In addition, changes in general conditions in the economy, the financial markets or the food industry, natural disasters or other developments affecting us or our competitors, and the perceptions of industry and securities analysts, could cause the market price of our common stock to fluctuate substantially.

         In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies, including Monterey, for reasons sometimes unrelated to the operating performance of these companies. Moreover, any announced shortfall in our net sales or earnings from levels expected by securities analysts or the market could have an immediate and significant adverse effect on the trading price of our common stock in any given period. We may not learn of such shortfalls until late in the fiscal quarter, shortly before operating results are due to be announced. If we were to announce, together or in succession, such an expected shortfall and actual lower than expected quarterly operating results, these announcements could result in an even more immediate and significant adverse impact on the trading price of our common stock.

                       Risk Relating to Regulatory Matters


         Food production is highly regulated at all levels of government, and compliance failures can result in a range of penalties as well as negative publicity.

         Our facilities and products are subject to many laws and regulations administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal, state, local, and foreign governmental agencies relating to the processing, packaging, storage, distribution, advertising, labeling, quality, and safety of food products. Failure to comply with the many applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies, including fines, injunctions and recalls of our products, and negative publicity.


               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.


                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares by the selling stockholders.

     The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of their shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the resale of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our auditors.


                              SELLING STOCKHOLDERS

     We issued the shares of common stock and warrants exercisable for common stock covered by this prospectus in private placements that closed January 12 and June 27, 2006. The following table sets forth, to our knowledge, certain information about the selling stockholders as of the date of this prospectus. None of the selling stockholders has or has had within the previous three years any position, office or material relationship with us or our affiliates, except for Suekat LLC ("Suekat"). Suekat was the owner of over 75 percent of the membership units of Cibo Naturals, LLC, a Washington state limited liability company which we acquired in several transactions dating originally to January 28, 2004. On January 12, 2006, we acquired the remaining membership units of Cibo Naturals still owned by Suekat for consideration consisting of 300,000 unregistered shares of our common stock. In connection with that transaction, we agreed to registration rights which Suekat has elected to exercise in connection with the present offering. The beneficial owners of the Suekat shares include Eric Eddings, general manager of our Natural Products division, who beneficially owns 69,000 shares, or 23% of the Suekat holdings. Except as described in this paragraph, neither Suekat nor any of its members or managers has any current relationship with our company or any of its subsidiaries.

     We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority may be shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the persons named below.

------------------------------------------------------------------------------------------------------------------------

           Name of Selling Stockholder                    Number of Shares         Number of       Number of Shares of
                                                           of Common Stock         Shares Of           Common Stock
                                                         Beneficially Owned      Common Stock       Beneficially Owned
                                                          Prior to Offering      Being Offered        After Offering

------------------------------------------------------------------------------------------------------------------------
Highbridge International LLC (1)                               1,185,900            1,131,000              54,900
------------------------------------------------------------------------------------------------------------------------
SF Capital Partners Ltd (2)                                      390,000              390,000                  -0-
------------------------------------------------------------------------------------------------------------------------
Hudson Bay Fund LP (3)                                           204,382              204,382                  -0-
------------------------------------------------------------------------------------------------------------------------
Hudson Bay Overseas Fund Ltd (4)                                  42,618               42,618                  -0-
------------------------------------------------------------------------------------------------------------------------
Winslow Hedge Fund, L.P. (5)                                     297,000              247,000              50,000
------------------------------------------------------------------------------------------------------------------------
Iroquois Master Fund Ltd (6)                                     344,500              344,500                  -0-
------------------------------------------------------------------------------------------------------------------------
CAMOFI Master LDC (7)                                            208,200              195,000              13,200
------------------------------------------------------------------------------------------------------------------------
Enable Growth Partners LP (8)                                    121,875              121,875                  -0-
------------------------------------------------------------------------------------------------------------------------
Enable Opportunity Partners LP (9)                                24,375               24,375                  -0-
------------------------------------------------------------------------------------------------------------------------
Pierce Diversified Strategy Master Fund LLC Ena (10)              16,250               16,250                  -0-
------------------------------------------------------------------------------------------------------------------------
Straus Partners, LP (11)                                          27,625               27,625                  -0-
------------------------------------------------------------------------------------------------------------------------
Straus-GEPT Partners, LP (12)                                     27,625               27,625                  -0-
------------------------------------------------------------------------------------------------------------------------
Diamond Opportunity Fund, LLC (13)                                53,950               53,950                  -0-
------------------------------------------------------------------------------------------------------------------------
Suekat LLC (14)                                                  300,000              300,000                  -0-
------------------------------------------------------------------------------------------------------------------------
Total                                                          3,244,300            3,126,200             118,100
------------------------------------------------------------------------------------------------------------------------

(1) Includes 261,000 shares underlying warrants. The number in the first column includes 54,900 shares acquired in open market purchases, the resale of which is not covered by this prospectus. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment direction over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Highbridge International LLC.

(2) Includes 90,000 shares underlying warrants. Michael A. Roth and Brian J. Stark have sole voting and investment control over the securities held by SF Capital Partners Ltd. but disclaim beneficial ownership of such securities.

(3) includes 47,165 shares underlying warrants. Yoav Roth and John Doscas share voting and investment power over these securities. Both Yoav Roth and John Doscas disclaim beneficial ownership of the securities held by Hudson Bay Fund LP.

(4) Includes 9,835 shares underlying warrants. Yoav Roth and John Doscas share voting and investment power over these securities. Both Yoav Roth and John Doscas disclaim beneficial ownership of the securities held by Hudson Bay Overseas Fund Ltd.

(5) Includes 57,000 shares underlying warrants. The number in the first column includes 50,000 shares acquired in open market purchases, the resale of which is not covered by this prospectus. Jackson W. Robinson has voting control and investment decision over the securities held by Winslow Hedge Fund, L.P., and disclaims beneficial ownership of such securities.

(6) Includes 79,500 shares underlying warrants. Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of such securities.

(7) Includes 45,000 shares underlying warrants. The number in the first column includes 13,200 shares acquired in open market purchases, the resale of which is not covered by this prospectus. Richard Smithline has voting and investment control over the shares held by CAMOFI Master LDC. Mr. Smithline disclaims beneficial ownership of such securities.

(8) Includes 28,125 shares underlying warrants. Mitch Levine is managing partner of Enable Growth Partners LP and exercises voting and investment control over the shares held by Enable Growth Partners LP. Mr. Levine disclaims beneficial ownership of such securities.

(9) Includes 5,625 shares underlying warrants. Mitch Levine is managing partner of Enable Opportunity Partners LP and exercises voting and investment control over the shares held by Enable Opportunity Partners LP. Mr. Levine disclaims beneficial ownership of such securities.

(10) Includes 3,750 shares underlying warrants. Mitch Levine is managing partner of Pierce Diversified Strategy Master Fund LLC Ena and exercises voting and investment control over the shares held by Pierce Diversified Strategy Master Fund LLC Ena. Mr. Levine disclaims beneficial ownership of such securities.

(11) Includes 6,375 shares underlying warrants. Melville Straus has voting and investment control over the shares held by Straus Partners, LP and disclaims beneficial ownership of such securities.

(12) Includes 6,375 shares underlying warrants. Melville Straus has voting and investment control over the shares held by Straus-GEPT Partners, LP and disclaims beneficial ownership of such securities.

(13) Includes 12,450 shares underlying warrants. David Hokin, Rob Rubin and Richard Marks, in their respective capacity as manager and managing Directors of Diamond Opportunity Fund, LLC, have shared voting and investment control over the shares held by Diamond Opportunity Fund, LLC. Messrs. Hokin, Rubin and Marks disclaim beneficial ownership of such securities.

(14) Jamie Colbourne, in his capacity as manager of Suekat LLC, has voting and investment control over the shares held by Suekat LLC. Mr. Colbourne acknowledges beneficial ownership of 99,000 shares, or approximately one-third of such securities.


                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o   privately negotiated transactions;

     o to cover short sales made after the date that this registration statement is declared effective by the Commission;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o   a combination of any such methods of sale; and

     o   any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     o the name of each such selling stockholder and of the participating broker-dealer(s);

     o   the number of shares involved;

     o   the price at which such shares of our common stock were sold;

     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     o   other facts material to the transaction.

In addition, upon our being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder's business and, at the time of its purchase of such securities such selling stockholder had no agreements, plans or understandings, directly or indirectly, with any person to distribute any such securities.

     We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

     We are required to pay all fees and expenses incident to the registration of the shares of common stock registered under this registration statement, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     The validity of the shares offered by this prospectus has been passed upon by Shapiro, Buchman, Provine & Patton LLP, Walnut Creek, California.

                                     EXPERTS

     The financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Room 1050, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov and on our web site at http://montereygourmetfoods.com .

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC requires us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

          (1)  Our Annual Report on Form 10-K for the year ended December 31,
               2005.

          (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

          (2)-(8) Our Current Reports on Form 8-K filed on January 18, January 23, February 23, March 9, April 25, June 13 and June 28, 2006.

          (9) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

          (10) The description of our common stock contained our registration statement on Form 8-A filed with the SEC on October 8, 1993, and any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

                           Monterey Gourmet Foods, Inc.
                           1528 Moffett Street
                           Salinas, CA 93950
                           Attention:   Scott S. Wheeler
                                        Secretary and Chief Financial Officer
                           Telephone: (831) 753-6262